AMENDMENT DATED 1/23/97 TO 1996 STOCK OPTION PLAN

          *(The common name of the Company's 1996 Stock Option Plan has been changed from "96-Q/NQ", as used in previous minutes, to "96-O", to conform to usage in the Company's option tracking software.)